

April 23, 2024

James Cacioppo
Chief Executive Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

> **Re: Jushi Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed April 16, 2024**
> **File No. 333-278728**

Dear James Cacioppo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Stuart Ogg, Esq.